FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    December 2008

Commission File Number   000-1415020

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2008	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

2

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Thompson Creek Metals Company Inc. (the “Company”)

401 Bay Street, Suite 2010

Toronto, Ontario M5H 2Y4

2.	Date of Material Change

December 5, 2008

3.	News Release

A news release with respect to the material change referred to in this report was issued through Canada NewsWire on December 5, 2008 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

The Company announced a reduction in planned capital expenditures, including the postponement of the completion of the expansion project at its 75%-owned Endako Mine. The Company estimates it will have cash balances of approximately $225 million on December 31, 2008. The Company also has available an undrawn $35 million revolving bank credit facility. The Company is currently assessing potential impairments of goodwill and other assets. If the current weak market conditions continue through the end of this year, the Company may be required to record impairments against goodwill and potentially against other assets.

5.	Full Description of Material Change

The Company announced a reduction in planned capital expenditures, including the postponement of the completion of the expansion project at its 75%-owned Endako Mine.

The Company estimates it will have cash balances of approximately $225 million on December 31, 2008. The Company also has available an undrawn $35 million revolving bank credit facility.

Capital spending in 2009 is expected to be $69 million, including $36 million for sustaining capital expenditures and $33 million for the Company's share of Endako expansion capital expenditures. The Company's share of Endako expansion capital expenditures in 2008 is expected to be approximately $37 million.

Postponement of the Endako expansion is the second initiative by the Company to reduce planned capital expenditures until market conditions improve. The Company announced postponement of the Davidson Project on November 6, 2008.

Prior to these changes, the Company was planning capital expenditures of $600 million over three years, 2008 to 2010, including $280 million for its share of the Endako expansion, $109 million for the Davidson Project and the remainder for maintenance capital expenditures. Of the $600 million of capital expenditures, approximately $300 million had originally been planned for 2009.

The Company expects to achieve its previously announced 2008 operational guidance for molybdenum sales of 22 million pounds, molybdenum production of 25 to 26 million pounds and average cash costs to produce molybdenum oxide of $7.30 per pound (assuming a US/Canada exchange rate of 1.20 for the fourth quarter of 2008). Management currently is not revising its production guidance of 31.5 to 34 million pounds of molybdenum in 2009. However, the Company can adjust its 2009 production plans promptly if market conditions worsen.

The Company is currently assessing potential impairments of goodwill and other assets. If the current weak market conditions continue through the end of this year, the Company may be required to record impairments against goodwill and potentially against other assets.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include the Company not meeting the conditions for the Endako expansion set out in this material change report, cost escalations as well as those factors discussed in the section entitled “Risk Factors” in the Company’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this material change report and the Company does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Readers should refer to the Company’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Dale Huffman, Vice President, General Counsel and Secretary of the Company at (303) 761-8801.

9.	Date of Report

December 5, 2008